Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 6
(To Prospectus filed on July 26, 2016, as supplemented
by Prospectus Supplement No. 1 dated August 1, 2016, Prospectus Supplement No. 2 dated

August 10, 2016, Prospectus Supplement No. 3 dated August 12, 2016, Prospectus Supplement No. 4 dated August 19, 2016, and Prospectus Supplement No. 5 dated September 16, 2016)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 6 supplements the information contained in the Prospectus, dated as of July 26, 2016, as amended by Prospectus Supplement No. 1 dated August 1, 2016, Prospectus Supplement No. 2 dated August 10, 2016, Prospectus Supplement No. 3 dated August 12, 2016, Prospectus Supplement No. 4 dated August 19, 2016, and Prospectus Supplement No. 5 dated September 16, 2016, relating to the resale of up to 47,674,386 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 6 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on September 23, 2016.

You should read this Prospectus Supplement No. 6 in conjunction with the Prospectus. This Prospectus Supplement No. 6 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 6 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 6 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 23, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 19, 2016

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55415	99-0376434
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

200 CambridgePark Drive, Suite 2000
Cambridge, Massachusetts	02140
(Address of Principal Executive Offices)	(Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of New Chairman, President and Chief Executive Officer and Entry into Letter Agreement

On September 21, 2016, the Board of Directors (the “Board”) of Enumeral Biomedical Holdings, Inc. (the “Company”) appointed Wael Fayad, age 49, to serve as President and Chief Executive Officer of the Company, effective as of September 21, 2016, and, in connection therewith, appointed Mr. Fayad as a director of the Company and Chairman of the Board.

Prior to joining the Company, from January 2015 until September 2016, Mr. Fayad was engaged in a number of entrepreneurial ventures, including helping to launch Valentine & Cautreels, Inc., a start-up company focusing on improving healthcare outcomes and reducing the total cost of care, in October 2015. Mr. Fayad continues to serve on Valentine & Cautreels’ advisory board. From January 2001 until January 2015, Mr. Fayad served in roles of increasing responsibilities at Forest Laboratories, Inc., culminating in his service as Corporate Vice President, Global Business Development. In that role, Mr. Fayad was responsible for business development and alliance management, including the identification, assessment and negotiation of multiple business opportunities. Prior to Forest, Mr. Fayad served in positions of increasing responsibility at Schering-Plough and Novartis in the fields of sales, marketing, and new product development. Mr. Fayad holds a B.S. in biology from the American University of Beirut, and an M.B.A. from Concordia University.

In connection with Mr. Fayad’s appointment, the Board designated Mr. Fayad as the Company’s “Principal Executive Officer” for U.S. Securities and Exchange Commission (the “SEC”) reporting purposes, effective as of September 21, 2016.

In addition, the Company entered into an offer letter with Mr. Fayad, dated September 21, 2016 (the “Letter Agreement”), which sets forth the terms pursuant to which Mr. Fayad shall serve as the Company’s Chairman of the Board, President and Chief Executive Officer. The Letter Agreement provides that Mr. Fayad will receive a base salary at the rate of $325,000 per annum. Mr. Fayad will also be eligible to earn a target bonus of up to 50% of the base salary, payable in cash, based upon achievement of corporate objectives, individual objectives, and the Company’s finances, all as determined and at the discretion of the independent members of the Board or the Board’s Compensation Committee.

Pursuant to the terms of the Letter Agreement, on September 21, 2016, the Board approved the following grants to Mr. Fayad:

I.	options under the Company’s 2014 Equity Incentive Plan, as amended (the “2014 Plan”), to purchase 100,000 shares of the Company’s common stock, $0.001 par value per share (the “Common Stock”), at an exercise price of $0.19 per share, such option award to be evidenced by the Company’s form of option agreement under the 2014 Plan and shall, to the maximum extent permitted by applicable federal tax laws, be granted as incentive stock options, and which shall vest and become exercisable in full upon grant;
II.	options under the 2014 Plan to purchase 750,000 shares of Common Stock at an exercise price of $0.19 per share, such option award to be evidenced by the Company’s form of option agreement under the 2014 Plan and shall, to the maximum extent permitted by applicable federal tax laws, be granted as incentive stock options (the “Tranche A Agreement”), and which shall vest and become exercisable upon the Company entering into a collaboration and/or licensing agreement with a corporate partner on terms acceptable to the Board that provides the Company will receive at least a specified amount in upfront fees upon signing (the “Tranche A Options”); and

III.	non-qualified stock options granted outside of the 2014 Plan to purchase an aggregate of 1,750,000 shares of Common Stock at an exercise price of $0.19 per share, such option awards to be evidenced by a non-qualified stock option agreement from the Company (the “Tranche B and C Agreement” and, with the Tranche A Agreement, the “Option Agreements”) which such options shall vest and become exercisable on the following schedule:
(i)	750,000 shares of Common Stock underlying the options shall vest and become exercisable upon the Company entering into a second (i.e., in addition to the transaction described above) collaboration and/or licensing agreement with a corporate partner on terms acceptable to the Board that provides the Company will receive at least a specified amount in upfront fees upon signing (the “Tranche B Options”); provided that, in the event that the Company enters into collaboration and/or licensing agreement(s) with one or more corporate partners on terms acceptable to the Board that collectively provide the Company will receive at least an aggregate of a specified amount in upfront fees upon signing, all of the Tranche A Options and Tranche B shall vest and become exercisable; and
(ii)	the remaining 1,000,000 shares of Common Stock underlying the options shall vest and become exercisable upon the closing of an equity financing transaction on terms acceptable to the Board with gross proceeds to the Company of at least a specified amount, which may include proceeds from the exercise of some or all of the warrants issued in connection with the Company’s July 2014 private placement offering (the “Tranche C Options”); provided that, in the event the Company raises at least a certain specified amount in one or more transactions (including proceeds from the exercise of some or all of the warrants issued in connection with the Company’s July 2014 private placement offering), with at least a certain specified portion raised through non-dilutive collaboration and/or licensing agreements, all of the Tranche A Options, Tranche B Options, and Tranche C Options shall vest and become exercisable.

The Letter Agreement provides that if, while Mr. Fayad is employed as Chairman, President and Chief Executive Officer, the Company achieves the milestones listed in both (II.) and (III.)(i) in the paragraph above, or, if earlier, upon the achievement of the milestone listed in (III.)(ii) in the paragraph above, and following such funding achievement Mr. Fayad’s employment with the Company is subsequently involuntarily terminated without Cause (as defined in the Letter Agreement), then the Company will pay Mr. Fayad his base salary for a period of twelve (12) months following the date of the notice of termination (the “Severance Benefits”), provided that Mr. Fayad continues to comply with and not breach the terms set forth in the Letter Agreement and enters into a termination and release agreement in a form acceptable to the Company.

Pursuant to the terms of the Letter Agreement, in the event a Change of Control (as defined in the Letter Agreement) occurs within the first six (6) months following the effective date of the Letter Agreement, and Mr. Fayad’s employment with the Company is terminated in connection with such Change of Control (and provided that Mr. Fayad is not at that time entitled to the Severance Benefits set forth above), then the Company will pay Mr. Fayad his base salary for a period of six (6) months following the date of the notice of termination, provided that Mr. Fayad continues to comply with and not breach the terms set forth in the Letter Agreement and enters into a termination and release agreement in a form acceptable to the Company.

The Letter Agreement also includes an Obligations Agreement which contains, among other provisions, non-competition and non-solicitation provisions applicable to Mr. Fayad in certain circumstances specified therein.

Except as described above, (i) there are no arrangements or understandings between the new director and any other person pursuant to which Mr. Fayad was selected as a director, and (ii) there is no transaction since the beginning of the Company’s last fiscal year, or any currently proposed transaction, between the Company and Mr. Fayad in which the amount involved exceeds the lesser of $120,000 or one percent (1%) of the average of the Company’s total assets as of the end of last two completed fiscal years.

The foregoing summaries of the Letter Agreement and the Option Agreements do not purport to be complete and are qualified in their entirety by reference to the Letter Agreement and the Option Agreements, copies of which will be subsequently filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2016. The Company intends to seek confidential treatment for certain portions of the Letter Agreement and the Option Agreements.

Indemnification Agreement

In connection with Mr. Fayad’s appointment as Chairman, President and Chief Executive Officer, the Company entered into its standard indemnification agreement for directors and officers (the “Indemnification Agreement”) with Mr. Fayad. The Indemnification Agreement provides for the indemnification of Mr. Fayad for certain expenses and liabilities (including liabilities arising under the Securities Act of 1933, as amended) incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which he is a party, or is threatened to be made a party, by reason of the fact that he is or was a director, officer, employee, agent or fiduciary of the Company, or any of the Company’s subsidiaries, by reason of any action or inaction by him while serving as an officer, director, agent or fiduciary, or by reason of the fact that he was serving at the Company’s request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of the Company or any of its subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification.

The foregoing summary of the Indemnification Agreement is qualified in its entirety by reference to the form of Indemnification Agreement, which was filed as Exhibit 10.45 to the Company’s Current Report on Form 8-K/A for the event occurring on July 31, 2014, as filed with the SEC on August 8, 2014, and is incorporated herein by reference.

Transition of Executive Chairman

On September 21, 2016 (the “Separation Date”), Mr. Rydzewski resigned as Executive Chairman of the Company, and also resigned from the Board. In connection with Mr. Rydzewski’s resignation, the Company entered into a separation letter agreement with Mr. Rydzewski, dated September 21, 2016 (the “Separation Agreement”).

The Separation Agreement sets forth the terms of Mr. Rydzewski’s separation from service from the Company, and makes reference to certain provisions set forth in the Amended and Restated Employment Agreement, dated as of July 21, 2014, between Mr. Rydzewski and Enumeral Biomedical Corp., which was assumed by the Company on July 31, 2014.

Pursuant to the terms of the Separation Agreement, the Company will continue to pay one hundred percent (100%) of the cost for Mr. Rydzewski’s continuing medical, dental, and prescription benefits to which he was entitled during his employment with the Company until the earlier of (i) eighteen (18) months following the Separation Date pursuant to Section 4980B of the Internal Revenue Code of 1986, as amended (“COBRA”), or (ii) such time as Mr. Rydzewski becomes eligible for similar benefits from another employer.

In addition, pursuant to the terms of the Separation Agreement, all options to purchase shares of Common Stock and restricted stock grants in the Company held by Mr. Rydzewski or in a trust established by Mr. Rydzewski for the benefit of his spouse, children or heirs that are unvested as of the Separation Date shall vest in full immediately upon the “Effective Date” of the Separation Agreement (as defined in paragraph 15(e) thereof). In addition, the Separation Agreement provides that the period for exercising all such options to purchase Common Stock shall be extended to the date that is five (5) years following the Effective Date of the Separation Agreement.

The Separation Agreement also contains non-solicitation provisions applicable to Mr. Rydzewski during the twelve (12) month period following the Separation Date, confidentiality and non-disparagement provisions, and a full release of the Company, subject to certain exceptions.

The foregoing summary of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein.

Resignation of Former CEO from the Board

On September 19, 2016 (the “Resignation Date”), Arthur H. Tinkelenberg, Ph.D., the Company’s former President and Chief Executive Officer, resigned from the Board, effective as of the Resignation Date.

Buckland Agreement Amendment

On September 21, 2016, the Company entered into Amendment No. 1 to Scientific Advisory Board Agreement (“the Amendment”) with Barry Buckland, Ph.D., a director of the Company. The Amendment extends the term of that certain Scientific Advisory Board Agreement, dated as of September 14, 2014 (the “SAB Agreement”), until September 14, 2017. Pursuant to the terms of the SAB Agreement, Dr. Buckland serves as Chairman of the Company’s Scientific Advisory Board.

The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated by reference herein.

Cash Retention Award for Principal Financial Officer

On September 21, 2016, the Board approved discretionary cash retention award in the amount of $50,000 for Kevin G. Sarney, who serves as the Company’s Vice President of Finance, Chief Accounting Officer and Treasurer and is designated as the Company’s “Principal Financial Officer” for SEC reporting purposes.

Item 8.01	Other Events.

On September 22, 2016, the Company issued a press release announcing that Mr. Fayad had been appointed Chairman, President and Chief Executive Officer of the Company. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit
Number	Description

10.1*	Separation Agreement, dated as of September 21, 2016, between John J. Rydzewski and Enumeral Biomedical Holdings, Inc.
10.2*	Amendment No. 1 to Scientific Advisory Board Agreement, dated as of September 21, 2016, between Barry Buckland, Ph.D. and Enumeral Biomedical Holdings, Inc.
10.3**	Form of Indemnification Agreement between Enumeral Biomedical Holdings, Inc. and each of its directors and officers
99.1*	Press Release of Enumeral Biomedical Holdings, Inc., dated September 22, 2016

*Filed herewith.

**Incorporated by reference to Exhibit 10.45 to Amendment No. 1 to the Current Report on Form 8-K/A for the event occurring on July 31, 2014 as filed with the SEC on August 8, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: September 23, 2016	By:	/s/ Matthew A. Ebert
		Name:	Matthew A. Ebert
		Title:	General Counsel and Corporate Secretary

Exhibit Index

Exhibit
Number	Description

10.1*	Separation Agreement, dated as of September 21, 2016, between John J. Rydzewski and Enumeral Biomedical Holdings, Inc.
10.2*	Amendment No. 1 to Scientific Advisory Board Agreement, dated as of September 21, 2016, between Barry Buckland, Ph.D. and Enumeral Biomedical Holdings, Inc.
10.3**	Form of Indemnification Agreement between Enumeral Biomedical Holdings, Inc. and each of its directors and officers
99.1*	Press Release of Enumeral Biomedical Holdings, Inc., dated September 22, 2016

*Filed herewith.

**Incorporated by reference to Exhibit 10.45 to Amendment No. 1 to the Current Report on Form 8-K/A for the event occurring on July 31, 2014 as filed with the SEC on August 8, 2014.

Exhibit 10.1

September 21, 2016

John J. Rydzewski

c/o Enumeral Biomedical Holdings, Inc.

200 CambridgePark Drive, Suite 2000

Cambridge, MA 02140

Dear John:

This letter agreement (the “Letter Agreement”) confirms that your employment with Enumeral Biomedical Holdings, Inc. (with its subsidiaries, the “Company”) has ceased effective September 21, 2016 and sets forth the terms of your separation from service as an employee of the Company. In this Letter Agreement, reference is occasionally made to the Amended and Restated Employment Agreement, dated as of July 21, 2014, between you and Enumeral Biomedical Corp., a subsidiary of the Company, as assumed by the Company on July 31, 2014 (the “Amended Employment Agreement”). In consideration of resolving any and all disputes as to whether your employment termination was for or without Cause, as that term is defined in the Amended Employment Agreement, the Company is providing you with the compensation and benefits specified herein in consideration for your execution of this Letter Agreement.

You and the Company acknowledge and agree that, in addition to your separation of employment as Executive Chairman of the Company, you are also resigning as a director of the Company. Notwithstanding anything herein to the contrary, pursuant to this letter you also hereby resign from any positions you hold as an officer and/or director of Enumeral Biomedical Corp. and Enumeral Securities Corporation, both of which are subsidiaries of the Company. You agree to execute letters of resignation from all such posts in forms acceptable to the Company.

The Company hereby advises you to consult with an attorney of your own choosing prior to signing this Letter Agreement. You and the Company have agreed to the following terms:

1.           Separation Date. Your last day of employment and your payroll termination date (i.e., the last working day for which you will be paid your base salary and benefits) is September 21, 2016 (“Separation Date”).

2.           Payments and Benefits.

(a)          Your medical, dental, and prescription benefits to which you were entitled during your employment with the Company and under which you had elected coverage shall cease as of the Separation Date. You shall be entitled to continue these benefits for the eighteen (18) months following your Separation Date pursuant to Section 4980B of the Internal Revenue Code of 1986, as amended (“COBRA”). Should you elect to continue these benefits under COBRA, then upon the later of (I) ten (10) days after the “Effective Date” (as defined in paragraph 15(e) below) or (II) ten (10) days after the date you elect to continue benefits under COBRA, and provided you have returned the Company property pursuant to Paragraph 8 below, the Company shall pay one hundred percent (100%) of the cost for your continuing health and dental benefits through COBRA, until the earlier of eighteen months following your Separation Date or such time as you become eligible for similar benefits from another employer. You agree that you will provide prompt notice to the Company when you become eligible to obtain coverage from another employer. Your right to continue coverage pursuant to COBRA shall be governed by applicable law and the terms of the plans and programs, and will be explained to you in a packet to be sent to you under separate cover.

(b)          Except as otherwise provided herein, and regardless of whether you decide to sign this Letter Agreement, your final wages and unused vacation accrued through the Separation Date will be paid to you on the Separation Date.

3.           Stock Options. All options to purchase shares of the Company’s common stock and restricted stock grants in the Company held by you or in a trust established by you for the benefit of your spouse, children or heirs that are unvested as of the Separation Date shall vest in full immediately upon the “Effective Date” of this Agreement (as defined in paragraph 15(e) below). In addition, the period for exercising all such options to purchase common stock of the Company shall be extended to the date that is five (5) years following the “Effective Date” of this Agreement (as defined in paragraph 15(e) below). For the avoidance of doubt, attached as Annex A hereto is a listing of your current stock options and restricted stock grants, which shall vest in full immediately upon the Effective Date in accordance with the terms of this Agreement. The Company will direct its transfer agent to issue you a stock certificate for the shares represented by the restricted stock award listed on Annex A within ten (10) days of the Effective Date.

4.           Cessation of Benefits. Except as otherwise described in this Agreement, all other benefit programs to which you were entitled during your employment with the Company and under which you had elected coverage shall cease as of the Separation Date.

5.           Receipt of Full Benefits / Adequate Consideration.

(a).         Except as specifically provided in this Letter Agreement, you understand and agree that you are not entitled to any further salary, vacation pay, sick pay, bonus, severance pay, compensation of any kind, retirement, health insurance, long-term disability, AD&D, life insurance, or any other benefits. All such compensation and benefits shall cease as outlined above. For the avoidance of doubt, unless as otherwise set forth in this Letter Agreement, you hereby waive your rights to any and all benefits set forth in the Amended Employment Agreement. However, you will retain your rights, if any, to retirement benefits to the extent you are eligible for them pursuant to applicable plan documents. You also agree that you have reconciled all outstanding business expenses.

(b).         You acknowledge and agree that the benefits under Paragraph 2 (collectively referred to as “Severance Benefits”):

(i)          Are not required by any policy, plan or prior agreement;

(ii)         Constitute adequate consideration to support your General Release in Paragraph 12(a) below; and

(iii)        Fully compensate you for the Claims you are releasing.

(c)          For purposes of this paragraph, “consideration” means something of value to which you are not already entitled.

6.           Confidentiality of this Agreement. Because the information in this Letter Agreement is confidential, it is agreed that you will not disclose the terms of this Letter Agreement to anyone, except (i) your family, attorney and/or accountant with whom you choose to consult regarding this Letter Agreement, provided they each agree to the terms of confidentiality set forth herein or as required by law; (ii) in connection with any claim to enforce, interpret or determine the scope, meaning, enforceability or effect of the Agreement; (iii) to obtain confidential legal, tax or financial advice with respect thereto; (iv) as may be required by law or in connection with Retained Rights set forth in Paragraph 14 below, including in response to a subpoena, or (v) in connection with any of your Retained Rights as set forth in Paragraph 14 below. You agree and affirm that you have complied with and will continue to comply with the restrictions on the use of proprietary information set forth in Section 5 of the Amended Employment Agreement.

7.           Prohibition on Your Using or Disclosing Confidential Information. Regardless of whether you sign this Agreement, and in accordance with your Amended Employment Agreement, you are prohibited from using or disclosing confidential information which you created or acquired in the course of your employment with the Company and which is not generally known by or readily accessible to the public. This confidential information includes, without limitation, the items set forth in Section 5 of your Amended Employment Agreement (defined therein, and referred to throughout this Letter Agreement, as “Confidential Information”), a copy of which is attached to this Letter Agreement as Attachment A for your convenience. This prohibition is subject to and limited by your Retained Rights in Paragraph 14 below.

8.           Return of Company Property. Regardless of whether you sign this Letter Agreement, in accordance with your Amended Employment Agreement and as a condition of receiving the Severance Benefits set forth in Paragraph 2 above, you must return to the Company any and all office equipment, documents, files, materials, electronic information, records, computer discs, equipment or other items in your possession or control belonging to the Company or containing any Confidential Information relating to the Company, and you represent and agree that you have done so.

9.           Post-Termination Restrictions. Regardless of whether you sign this Letter Agreement, you remain legally bound by, and must comply with, the terms, conditions and restrictions of Section 7 (c)(i) and (iii) (Non-Solicitation) of the Amended Employment Agreement. The Company hereby releases you from the non-competition restrictions set forth in Section 7(b) and (c)(ii) of the Amended Employment Agreement, which shall be of no further effect. The twelve (12) month Post Employment Non-Compete Period (as defined in the Amended Employment Agreement), solely as limited to Section 7(c)(i) and (iii) in accordance with the terms of this Paragraph 9, will be extended by any period of time in which you are in violation of such Section 7(c)(i) and/or (iii).

10.         Remedy for Violation of Post-Termination Restrictions. In the event you violate any of the restrictions referenced in Paragraph 9 above, the Company shall have the right, in its sole discretion, to cease making any payments to you which otherwise may be required pursuant to Paragraph 2; however, this shall not affect the validity or enforceability of the covenants referenced in Paragraph 9 above and your Amended Employment Agreement, which shall remain in full force and effect.

11.         Defamatory Remarks and Publications. You agree that you will not make any defamatory comments or remarks, as defined by law, in writing, orally or electronically, about the Company or any other Released Party (as defined in Paragraph 12 below) and their respective products and services. You further agree that you will not make, or cause to be made, any references whatsoever to any of the Released Parties, or to any fictitious person or entity intended to resemble any of the Released Parties, in any book, article, letter or any other form of publication or writing that you author or that you assist a third-party in authoring for publication or any other form of public dissemination, provided that this prohibition does not include your stating or confirming that you have been employed by the Company for your period of employment and stating your titles, roles and responsibilities. These restrictions are subject to and limited by your Retained Rights in Paragraph 14 below.

12.         General Releases.

(a).         By Executive. You, for yourself, your heirs, assigns, successors, executors, and administrators (hereinafter collectively referred to as the “Releasor”), in consideration of the promises and covenants set forth herein, hereby fully release and discharge, to the maximum extent permitted by law, the Company and its parent, subsidiaries, affiliates, officers, directors, members, shareholders, successors, partners, principals, employees, agents, representatives, fiduciaries, attorneys, and/or anyone else connected with each of the foregoing (collectively, the “Released Parties”), forever and unconditionally from any and all manner of action, claim, demand, damages, cause of action, debt, sum of money, contract, covenant, controversy, agreement, promise, judgment, and demand whatsoever, in law or equity, known or unknown, existing or claimed to exist (hereinafter, collectively referred to as “Claims”) arising from the beginning of time through the execution of this Letter Agreement, including without limitation, all Claims relating to or arising out of your employment and/or termination of employment with the Company, including any Claims under your Amended Employment Agreement, bonus and/or employee benefits and/or any discrimination claim based on race, religion, color, national origin, age, sex, sexual orientation or preference, disability, retaliation, or any cause of action under the following in each case as amended: the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Civil Rights Act of 1866, the Equal Pay Act of 1963, the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993, the Worker Adjustment and Retraining Notification Act, the Employee Retirement Income Security Act of 1974 (except any valid claim to recover vested benefits, if applicable), and their state or local counterparts, including without limitation, applicable state statutes, including state anti-discrimination statutes and regulations, such as the Massachusetts Fair Employment Practices Act, the Massachusetts Civil Rights Act, the Massachusetts Equal Rights Law, the Massachusetts Wage Act, the Massachusetts Small Necessities Leave Act, the Massachusetts Earned Sick Time Law, and the Massachusetts Parental Leave Law, and/or any other federal, state or local law, rule, regulation, constitution or ordinance, or under any public policy or common law or arising under any practices or procedure of the Company, and/or any claim for wrongful termination, back pay, future wage loss, any other claim, whether in tort, contract or otherwise, or any claim for costs, fees or other expenses, including attorneys’ fees.

(b).         By Company. The Company and its officers, directors, successors, principals, representatives, fiduciaries, attorneys, and/or anyone else connected with each of the foregoing in consideration of the promises and covenants set forth herein, hereby fully release and discharge you and your representatives, fiduciaries, attorneys, from any and all manner of action, claim, demand, damages, cause of action, debt, sum of money, contract, covenant, controversy, agreement, promise, judgment, and demand whatsoever, in law or equity, known or unknown, existing or claimed to exist (hereinafter, collectively referred to as “Claims”) arising from the beginning of time through the execution of this Letter Agreement, including without limitation, all Claims relating to or arising out of your employment and/or termination of employment with the Company, including without limitation, applicable state statutes, including federal, state or local law, rule, regulation, constitution or ordinance, or under any public policy or common law, or any claim for costs, fees or other expenses, including attorneys’ fees.

(c).         Known and Unknown Claims. Please note also that this General Release includes all Claims known or unknown by you, those that you may have already asserted or raised as well as those that you have never asserted or raised.

13.         Non-Released Claims. The General Release in Paragraph 12 above does not apply to:

(a)          Any Claims for vested benefits under any Company retirement, 401(k), profit-sharing or other deferred compensation plan;

(b)          Any Claims to require the Company or you to honor its or your commitments set forth in this Letter Agreement;

(c)          Any Claims to interpret or to determine the scope, meaning, enforceability or effect of this Letter Agreement;

(d)          Any Claims that arise after you have signed this Letter Agreement;

(e)          Any Claims to be filed with the Equal Employment Opportunity Commission (“EEOC”), the National Labor Relations Board (“NLRB”) or the Occupational Safety and Health Commission (“OSHA”), although you waive any right to obtain recovery money or other benefits as a result of such Claims;

(f)           Any Claims for worker’s compensation benefits, unemployment compensation benefits, an award in connection with a claim filed with the Securities and Exchange Commission (“SEC”), and any other Claims that cannot be waived by a private agreement.

The General Release is subject to and restricted by your Retained Rights in Paragraph 14 below.

14.         Retained Rights.

(a).         Regardless of whether or not you sign this Agreement, nothing in this Agreement is intended to or shall be interpreted: (i) to restrict or otherwise interfere with your obligation to testify truthfully in any forum; (ii) to restrict or otherwise interfere with your right and/or obligation to contact, cooperate with, provide information to, or testify or otherwise participate in, any action, investigation or proceeding of any government agency or commission (including, but not limited, to the SEC, EEOC, NLRB, OSHA; or (iii) to disclose any information or produce any documents as is required by law or legal process.

(b).         Further, the General Release in Paragraph 12 does not prevent you from contacting or filing a charge with any federal, state or local government agency or commission (including, but not limited to, the EEOC). However, the General Release does prevent you, to the maximum extent permitted by law, from obtaining any monetary or other personal relief for any of the Claims you have released in Paragraph 12 with regard to any charge you may file or which may be filed on your behalf, provided this paragraph does not apply to claims filed with the SEC.

15.         Representations. By signing this Letter Agreement, you acknowledge that:

(a)           you have read and fully understand the terms of this Letter Agreement, including the General Release;

(b)           you have been advised in writing by the Company and urged to consult with your attorneys prior to signing this Letter Agreement concerning the terms of this Letter Agreement, including the General Release;

(c)           you have agreed to this Letter Agreement, including the General Release, knowingly and voluntarily and were not subjected to any undue influence or coercion in agreeing to its terms;

(d)           you have been given at least 21 days to consider this Letter Agreement, and acknowledge that in the event that you execute this Letter Agreement prior to the expiration of the 21 day period, you hereby waive the balance of said period;

(e)           you will have seven (7) days following your execution of this Letter Agreement to revoke this Letter Agreement and this Letter Agreement shall not become effective or enforceable until the revocation period has expired (“Effective Date”). Any revocation within this seven day period must be submitted in writing and personally delivered, or mailed by 5:30 p.m. on the 7th day following your execution of this Letter Agreement to the undersigned at 200 Cambridge Park Drive, Suite 2000, Cambridge, MA 02140. No payment provided for in Section 2 of this Letter Agreement will be made until after the seven (7) day period has expired and this Letter Agreement has become effective. If the Letter Agreement is revoked by you then you shall forfeit the payment and benefits provided in this Letter Agreement and the Company shall not be required to provide any such payment, benefits or other consideration;

(f)           you agree that, by signing this Letter Agreement, you will be receiving consideration in excess of that to which you are entitled absent providing the Release contained herein; and

(g)          you have agreed that no provision of this Letter Agreement may be modified, changed, waived or discharged unless such waiver, modification, change or discharge is agreed to in writing and signed by the Company.

(h)          you agree that no promise or inducement not expressed in this Letter Agreement has been made to you;

(i)           You understand that you are waiving your Claims as set forth in Paragraph 12(a) above, including, but not limited to, Claims for age discrimination under the Age Discrimination in Employment Act (subject to the limitations in Paragraph 13 above and your Retained Rights in Paragraph 14 above); and

(j)           You have adequate information to make a knowing and voluntary waiver of any and all Claims as set forth in Paragraph 12(a) above.

16.         Future Cooperation. You agree to cooperate with any reasonable request by the Company in connection with any matter with which you were involved or any existing or potential claim, investigation, administrative proceeding, lawsuit or other legal or business matter that arose during your employment by the Company. You agree that after the Separation Date, you will make yourself available, upon reasonable notice and under reasonable conditions, to respond to inquiries and requests for information and assist the Company in any capacity with respect to matters of which you were involved or had knowledge as a result of your employment with the Company. You further agree to provide reasonable assistance to the Company and its respective representatives in defense of any claims that have been or may be made against the Company or any Released Party, and will assist the Company in the prosecution of any claims that have been or may be made by the Company or Released Party, to the extent that such claims may relate to the period of your employment with the Company. You agree to promptly notify the Company’s General Counsel in the manner described in Paragraph 17 below if you become aware of any lawsuits involving such claims that may be filed or threatened against the Company or any Released Party. You also agree to promptly inform the General Counsel (to the extent that you are legally permitted to do so) in the manner described in Paragraph 17, if you are requested to provide testimony or documents protected from disclosure under this Letter Agreement, or if you are asked to assist in any investigation of the Company or any Released Party (or their actions), regardless of whether a lawsuit or other proceeding has then been filed against the Company or Released Party with respect to such investigation. Upon presentation of appropriate documentation, the Company shall pay or reimburse you for all reasonable out-of-pocket travel, duplicating or telephonic expenses incurred by you in complying with this Paragraph 16. Nothing in this Paragraph 16 shall be construed to prohibit you from exercising your Retained Rights as specified in Paragraph 14 above, nor shall be construed as requiring you to provide advance notice to the Company regarding any SEC investigation or such other administrative agency investigation if you are directed to maintain such information in confidence.

17.         Duty to Notify. Regardless of whether you sign this Letter Agreement, in the event you receive a request or demand, orally, in writing, electronically or otherwise, for the disclosure or production of Confidential Information which you created or acquired in the course of your employment (as defined in your Employment Agreement, you must notify immediately the Company’s General Counsel by calling him at the Company’s offices. Regardless of whether you are successful in reaching him by telephone, you also must notify him immediately in writing, via certified mail, at the Company’s offices at 200 Cambridge Park Drive, Suite 2000, Cambridge, MA 02140. A copy of the request or demand as well as any and all documents potentially responsive to the request or demand shall be included with the written notification. You agree to wait a minimum of ten (10) days (or the maximum time permitted by such legal process, if less) after sending the letter before making a disclosure or production to give the Company time to determine whether the disclosure or production involves Confidential Information, in which event the Company may seek to prohibit and/or restrict the production and/or disclosure and/or to obtain a protective order with regard thereto. This obligation shall not apply in the event of requests or demands for Confidential Information from the SEC or such other administrative agency if you are directed to maintain such information in confidence.

18.         Breach. You acknowledge that any breach by you of any of the terms of this Letter Agreement, shall immediately relieve and excuse the Company from its obligations under this Letter Agreement, and the Company shall have the right to seek any other legal or equitable relief that may be available.

19.         Entire Agreement, Amendment and Waiver. You understand that this Letter Agreement fully and completely waives and gives up all claims you may have against the Company that are waivable under applicable law, excepting only claims to enforce this Letter Agreement.

20.         Complete Understanding. This Letter Agreement, and the applicable plans and agreements governing equity awards to you, contain the entire understanding between you and the Company, and supersede any and all other prior agreements, understandings, discussions, negotiations whether written or oral between you and the Company, including, without limitation, the Amended Employment Agreement, with the exception of the Disclosure of Information, Developments, Non-Competition and Return of Information provisions contained in Sections 5, 6, 7 and 8 therein, the tax provisions in Sections 11(d), 11(e), and 11(f), and the Notices, Enforcement and Remedies provisions of Sections 12, 13(h) and 13(i), which provisions shall be interpreted to provide the Company with cumulative rights, remedies, and protections and shall be given full force and effect. You acknowledge that neither the Company nor any representative of the Company has made any representation or promise to you other than set forth herein.

21.         Modifications / Successors and Assigns / Waiver. This Letter Agreement shall be binding upon the parties and may not be modified in any manner, except by an instrument in writing of concurrent or subsequent date signed by duly authorized representatives of the parties hereto. This Letter Agreement is binding upon and shall inure to the benefit of the parties and their respective agents, assigns, heirs, executors, successors and administrators. No delay or omission by the Company in exercising any right under this Letter Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar to or waiver of any right on any other occasion.

22.         Governing Law. This Letter Agreement shall be governed by the laws of the Commonwealth of Massachusetts, excluding conflicts of law principles.

23.         Waiver of Jury Trial. The parties hereby knowingly, voluntarily, and intentionally waive the right any of them have to a trial by jury of, under or in connection with this Letter Agreement or any agreement or document executed in conjunction therewith or any course of conduct, statements (whether verbal or written) or actions of any party relating hereto or thereto.

24.         Interpretation of this Letter Agreement / Severability / Captions. Nothing in this Letter Agreement is intended to violate any law or shall be interpreted to violate any law. If any paragraph or part or subpart of any paragraph in this Letter Agreement or the application thereof is construed to be overbroad and/or unenforceable, then the court making such determination shall have the authority to narrow the paragraph or part or subpart of the paragraph as necessary to make it enforceable and the paragraph or part or subpart of the paragraph shall then be enforceable in its/their narrowed form. Moreover, each paragraph or part or subpart of each paragraph in this Letter Agreement is independent of and severable (separate) from each other. In the event that any paragraph or part or subpart of any paragraph in this Letter Agreement is determined to be legally invalid or unenforceable by a court and is not modified by a court to be enforceable, the affected paragraph or part or subpart of such paragraph shall be stricken from the Letter Agreement, and the remaining paragraphs or parts or subparts of such paragraphs of this Agreement shall remain in full, force and effect. Captions are for the convenience of the parties and shall not affect the meaning of any provision.

25.         No Admissions. It is understood and agreed that this Letter Agreement does not constitute an admission by the Company or you that any action either party has taken was unlawful or wrongful, or that any action constituted a breach of contract or violated any federal, state, or local law, policy, rule or regulation.

If the terms of this Letter Agreement are acceptable to you, please sign and date the enclosed copies of this Letter Agreement and return both to the undersigned. A fully executed copy will be returned to you.

Sincerely,

ENUMERAL BIOMEDICAL HOLDINGS, INC.

By:	/s/ Matthew A. Ebert
Name: Matthew A. Ebert
Title: General Counsel

ACCEPTED AND AGREED:

/s/ John J. Rydzewski
John J. Rydzewski

Dated: September 21, 2016

Annex A

•	Stock Option Agreement, dated as of July 31, 2014, to purchase 300,000 shares of the Company’s common stock at an exercise price of $1.00 per share, of which 100,000 shares vest monthly over 48 months beginning on July 31, 2014, and 200,000 shares vest upon achievement of certain performance milestones specified therein.

•	Stock Option Agreement, dated as of September 28, 2015, to purchase 720,000 shares of the Company’s common stock at an exercise price of $0.36 per share, of which 360,000 shares vest monthly over 48 months beginning on October 28, 2015, and 360,000 shares vest upon achievement of certain performance milestones specified therein.

•	Restricted Stock Agreement, dated as of July 31, 2014 (rolled over from a grant made under Enumeral Biomedical Corp.’s 2009 Equity Incentive Plan on January 2, 2013), for 357,086 shares of the Company’s common stock, on which restrictions lapse over 48 months commencing after October 26, 2012.

Exhibit 10.2

AMENDMENT NO. 1 TO SCIENTIFIC ADVISORY BOARD AGREEMENT

THIS AMENDMENT NO. 1 TO SCIENTIFIC ADVISORY BOARD AGREEMENT (the “Amendment”), is dated as of September 21, 2016, by and between Enumeral Biomedical Holdings, Inc., a Delaware corporation (with its subsidiaries, the “Company”), and Barry Buckland, Ph.D. (the “Advisor”). This Amendment amends that certain Scientific Advisory Board Agreement, dated as of September 14, 2014, by and between the Company and the Advisor (the “SAB Agreement”). Capitalized words used but not otherwise defined herein shall have the meanings ascribed to such terms in the SAB Agreement.

Company and Advisor desire to amend the terms of the SAB Agreement to extend the term for an additional year. In consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Pursuant to the terms of the SAB Agreement, the Term (as defined in Section 4(a) of the SAB Agreement) is hereby extended until September 14, 2017.

2.	Except as explicitly set forth herein, the terms and conditions of the Agreement remain unchanged and in full force and effect.

[Remainder of Page Intentionally Left Blank]

1

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year set forth above.

Enumeral Biomedical Holdings, Inc.

By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Vice President of Finance, Chief Accounting Officer and Treasurer

ADVISOR

/s/ Barry Buckland, Ph.D.
Name: Barry Buckland, Ph.D.

Exhibit 99.1

Enumeral Appoints Wael Fayad as

Chairman, President and Chief Executive Officer

CAMBRIDGE, Mass.—September 22, 2016—Enumeral Biomedical Holdings, Inc. (OTCQB: ENUM) (“Enumeral” or the “Company”), a biotechnology company focused on the discovery and development of novel antibody-based immunotherapies to help the immune system fight cancer and other diseases, today announced that Wael Fayad has been appointed Chairman, President, and Chief Executive Officer of the Company, effective as of September 21, 2016.

Mr. Fayad brings to Enumeral more than two decades of senior executive and business development experience in the life sciences industry. From 2001 to 2014, Mr. Fayad held positions of increasing responsibility at Forest Laboratories, Inc., most recently as Corporate Vice President, Global Business Development. In that role, he was responsible for business development and alliance management, including the identification, assessment and negotiation of multiple business opportunities. Mr. Fayad helped build and manage a broad network of partnerships at Forest, and upon Forest’s acquisition by Actavis, Mr. Fayad also assisted with the integration of the two companies. Mr. Fayad was subsequently engaged in a number of entrepreneurial ventures, including helping to launch V&C Pharmaceuticals, a start-up company focusing on improving healthcare outcomes and reducing the total cost of care. Mr. Fayad continues to serve on V&C Pharmaceuticals’ advisory board. Prior to Forest, Mr. Fayad served in positions of increasing responsibility at Schering-Plough and Novartis in the fields of sales, marketing, and new product development. Mr. Fayad holds a B.S. in biology from the American University of Beirut, and an M.B.A. from Concordia University.

In connection with Mr. Fayad’s appointment as Chairman, President, and Chief Executive Officer, John J. Rydzewski stepped down as Enumeral’s Executive Chairman and from the Company’s Board of Directors. Arthur H. Tinkelenberg, Ph.D., Enumeral’s former President and Chief Executive Officer, also stepped down from the Company’s Board of Directors.

“I am very excited to join Enumeral, a company with distinguished science in the fields of immuno-oncology and the immune response to disease,” said Mr. Fayad. “I am especially encouraged by the progress Enumeral has made in building and validating its platform and advancing highly differentiated programs. I look forward to further harnessing the power of Enumeral’s platform, and to accelerating the company’s evolution to advance treatments that meet compelling patient needs in cancer and other diseases.”

“We are particularly pleased to have Wael lead Enumeral as Chairman and Chief Executive Officer, and we thank Art and John for their many contributions since the Company’s founding,” said Robert Van Nostrand, the Company’s lead independent director. “We are now embarking on a new chapter in Enumeral’s history as we seek to further advance the Company’s core platform capabilities and antibody drug discovery efforts.”

“Wael is a life sciences industry veteran with a deep network of commercial relationships that can help to unlock the value of Enumeral’s platform,” said Allan Rothstein, a member of the Company’s Board of Directors. “Wael clearly recognizes our company’s potential, which itself is further validation of what we have built at Enumeral.”

About Enumeral

Enumeral is a biopharmaceutical company focused on discovering and developing novel antibody-based immunotherapies to help the immune system fight cancer and other diseases. The Company is building a pipeline focused on next-generation checkpoint modulators, with initial targets including PD-1, TIM-3, LAG-3, OX40, TIGIT, and VISTA. In developing these molecules, Enumeral’s researchers apply a proprietary immune profiling technology platform that measures functioning of the human immune system at the level of individual cells. This provides key insights for drug candidate selection and target validation. For more information on Enumeral, please visit www.enumeral.com.

Forward Looking Statements Disclosure

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements reflect current beliefs of Enumeral Biomedical Holdings, Inc. (“Enumeral”) with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting operations, market growth, Enumeral’s stock price, services, products and licenses. No assurances can be given regarding the achievement of future results, and although Enumeral believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, actual results may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, among others, the risks that (a) Enumeral’s expectations regarding market acceptance of the Company’s business in general and the Company’s ability to penetrate the antibody discovery and development fields in particular, as well as the timing of such acceptance, (b) Enumeral’s ability to attract and retain management with experience in biotechnology and antibody discovery and similar emerging technologies, (c) the scope, validity and enforceability of Enumeral’s and third party intellectual property rights, (d) Enumeral’s ability to raise capital when needed and on acceptable terms and conditions, (e) Enumeral’s ability to comply with governmental regulation, (f) the intensity of competition, (g) changes in the political and regulatory environment and in business and fiscal conditions in the United States and overseas and (h) general economic conditions.

More detailed information about Enumeral and risk factors that may affect the realization of forward-looking statements, including forward-looking statements in this press release, is set forth in Enumeral’s filings with the Securities and Exchange Commission. Enumeral urges investors and security holders to read those documents free of charge at the Commission’s website at http://www.sec.gov. Forward-looking statements speak only as to the date they are made, and except for any obligation under the U.S. federal securities laws, Enumeral undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Contact:

Enumeral Biomedical Holdings, Inc.
Kevin Sarney, (617) 945-9146
kevin@enumeral.com